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AF 3-7-2005

SEC_____ SSION

05036796



SEC MAIL PROCESSING
RECEIVED
FEB 2 5 2005
WASH. D.C. 213 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 50630

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/04__ AND ENDING __12/31/04__
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kalos Capital, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

3780 Mansell Road, Ste. 150

(No. and Street)

Alpharetta   GA   30022
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Carol Wildermuth   678-356-1100
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Smith & Howard

(Name – if individual, state last, first, middle name)

1795 Peachtree Street NE Ste 300   Atlanta   GA   30022
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 7 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Carol Wildermuth_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Kalos Capital, Inc._ , as of _December 31_ , 20 _04_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

(notary seal: AMANDA P. COETZEE, MY COMMISSION EXPIRES, MAY 25 2008, FORSYTH COUNTY, GA, NOTARY PUBLIC)

Signature

__Vice President__
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

KALOS CAPITAL, INC.

FINANCIAL STATEMENTS
and
SUPPLEMENTARY INFORMATION
YEAR ENDED DECEMBER 31, 2004

with
INDEPENDENT AUDITORS' REPORT

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
  Kalos Capital, Inc.
  Atlanta, Georgia

We have audited the accompanying balance sheet of Kalos Capital, Inc., at December 31, 2004, and the related statements of income, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kalos Capital, Inc. at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Smith + Howard

February 17, 2005

KALOS CAPITAL, INC.
BALANCE SHEET
DECEMBER 31, 2004

ASSETS

Current Assets		
Cash	$	46,721
Advances to Affiliate (Note 3)		20,000
Investments		4,798
	$	71,519

STOCKHOLDERS' EQUITY

Common Stock, $1 par value, 100 shares authorized, issued and outstanding	$	100
Paid-in Capital		50,900
Retained Earnings		20,519
		71,519
	$	71,519

The accompanying notes are an integral part of these financial statements.

KALOS CAPITAL, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2004

Revenues		
Commissions and fee income	$	346,715
Expenses (Note 3)		233,047
		113,668
Other Income		
Unrealized gain on investments		129
Interest income		118
		247
Net Income	$	113,915

The accompanying notes are an integral part of these financial statements.

KALOS CAPITAL, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2004

	Common Stock $1 Par Value		Paid-in Capital	Retained Earnings
	Number of Shares	Amount		
Balance at December 31, 2003	100	$ 100	$ 50,900	$ (18,396)
Net Income				113,915
Distributions	-	-	-	(75,000)
Balance at December 31, 2004	100	$ 100	$ 50,900	$ 20,519

The accompanying notes are an integral part of these financial statements.

KALOS CAPITAL, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

Cash Flows From Operating Activities		
Cash received from customers	$	347,810
Cash paid to suppliers and employees		(233,047)
Interest received		118
Net Cash Provided by Operating Activities		114,881
Cash Flows From Financing Activities		
Distributions paid		(75,000)
Increase in advances to Affiliate		(20,000)
Net Cash Required by Financing Activities		(95,000)
Increase in Cash		19,881
Cash at Beginning of Year		26,840
Cash at End of Year	$	46,721
Reconciliation of Net Income to Net Cash Provided by Operating Activities		
Net Income	$	113,915
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities		
Unrealized gain on investments		(129)
Decrease in accounts receivable		1,095
Total adjustments		966
Net Cash Provided by Operating Activities	$	114,881

The accompanying notes are an integral part of these financial statements.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES

<u>Nature of Business</u>

Kalos Capital, Inc. (the Company) was formed on September 26, 1997 under
another corporate name. The Company became Kalos Capital, Inc. under a state
certification of name change amendment on October 30, 1997. The Company is a
registered broker and dealer in securities and operates under the provisions of the
Securities Exchange Act of 1934.

<u>Cash and Cash Equivalents</u>

The Company considers all cash and money market investments with maturities of
three months or less to be cash equivalents.

<u>Income Taxes</u>

The Company has elected to be taxed under the S corporation provision of the Internal
Revenue Code. Under this provision the Company does not pay corporate income
taxes on its taxable income. Instead, the stockholders are liable for individual income
taxes on their respective shares of the Company's taxable income. Accordingly, the
accompanying financial statements do not include a provision nor liability for income
taxes.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commissions' Uniform Net Capital Rule (Rule 15c3-1) which requires that the ratio of aggregate indebtedness to net capital, both as defined in the Rule, shall not exceed one thousand percent of its net capital and shall at all times have and maintain net capital of not less than $5,000.

Net capital and the related aggregate indebtedness to net capital ratio fluctuate on a daily basis; however, there was no aggregate indebtedness at December 31, 2004 and the net capital was $47,798.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company shares various office expenses and salaries with a company under common ownership (Affiliate). Amounts paid to this Affiliate during 2004 for shared expenses were $63,900.

The Company also has non-interest bearing advances of $20,000 to this Affiliate outstanding at December 31, 2004 which were repaid subsequent to year end.

SUPPLEMENTARY INFORMATION

SMITH & HOWARD

Certified Public Accountants and Advisers

Board of Directors
Kalos Capital, Inc.
Atlanta, Georgia

Our audit was made for the purpose of forming an opinion on the basic financial statements of Kalos Capital, Inc. taken as a whole. The supplementary information presented hereinafter is presented for purposes of additional analysis and to meet specific requirements of the U. S. Securities and Exchange Commission pursuant to Section 17 of the Securities Act of 1934 and Rule 17a-5 thereunder, and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The accompanying supplementary information (schedules) have been prepared solely for filing with regulatory agencies and are not intended for any other purpose. This supplementary information (schedules) has been prepared in conformity with the accounting practices by the U. S. Securities and Exchange Commission pursuant to Section 17 of the Securities Act of 1934 and Rule 17a-5 thereunder, and is not intended to be presented in conformity with generally accepted accounting principles.

Smith + Howard

February 17, 2005

KALOS CAPITAL, INC.
SCHEDULE OF COMPUTATION OF NET CAPITAL AND RECONCILIATION OF UNAUDITED COMPUTATION OF NET CAPITAL TO AUDITED COMPUTATION OF NET CAPITAL
YEAR ENDED DECEMBER 31, 2004

	UNAUDITED	NET CHANGE INCREASE (DECREASE)	AUDITED
Total ownership equity from balance sheet at December 31, 2004	$ 71,519	$ -	$ 71,519
Add: liabilities subordinated to claims of general creditors	-	-	-
Total capital and allowable subordinated liabilities and credits at December 31, 2004	71,519	-	71,519
Deduct: total non-allowable assets from balance sheet at December 31, 2004	(23,531)	-	(23,531)
Net capital before haircuts on security positions at December 31, 2004	47,988	-	47,988
Haircuts on securities at December 31, 2004	(190)	-	(190)
Net capital at December 31, 2004	$ 47,798	$ -	$ 47,798

KALOS CAPITAL, INC.
SCHEDULE OF CHANGES IN LIABILITIES
SUBORDINATED TO GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2004

During the year ended December 31, 2004, there were no liabilities subordinated to general creditors.

Certified Public Accountants and Advisers

Board of Directors
Kalos Capital, Inc.
Atlanta, Georgia

We have audited the financial statements of Kalos Capital, Inc. at and for the year ended December 31, 2004 and have issued our report thereon, dated February 17, 2005. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 of the Securities Exchange Act of 1934. This study and evaluation included, in the accounting system, the practices and procedures followed by the Company in making the periodic computations of net capital under Rule 17a-3(a)(11). Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of our audit would be disclosed. The purposes of our study and evaluation were to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the Company's financial statements and to provide a basis of reporting material weaknesses in internal accounting control under Rule 17a-5. Our study and evaluation was more limited than would be necessary to express an opinion on the system of internal accounting control taken as a whole.

The Company claims exemption from the computation for determination of reserve requirements pursuant to Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 whereby all customer transactions are cleared through another broker dealer on a fully disclosed basis and therefore no transactions are cleared through the Company. We have reviewed the terms and conditions pursuant to Rule 15c3-3 and found the Company in compliance with the exemption requirements.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures. The objectives of a system are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Because of inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless, occur and not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate. Our study and evaluation, described in the first paragraph, would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of the Company taken as a whole. However, our study and evaluation did not disclose any conditions that we believe to be material weaknesses.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies pursuant to their requirements and should not be used for any other purpose.

Smith + Howard

February 17, 2005